Filed by KeyCorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Niagara Financial Group, Inc.

Filer’s SEC File No.: 001-11302

Date: October 30, 2015

Explanatory Note: The following communication was provided to KeyCorp employees on KeyCorp’s internal website.

•	Combined bank will be the 13th largest commercial bank headquartered in the U.S. with assets of $135 billion.

•	Powerful combination that, together, creates a high performing regional bank with compelling shareholder returns and a strong risk culture.

•	The agreement will bring together complementary geographies, business models and capabilities to a combined 3 million clients.

•	Banks share a strong sense of community and award winning cultures of philanthropy, community development and volunteerism.

KeyCorp has entered into a definitive agreement to acquire First Niagara. The transaction is expected to close in the third quarter of 2016. Until then, the banks will operate as separate companies.

KeyBank has known and respected First Niagara as a competitor and community partner for decades. This agreement combines the two companies into a regional powerhouse. Together, KeyBank and First Niagara will build on a solid foundation of client-centric cultures, shared values and a proud tradition of service to communities.

KeyBank and First Niagara are a Powerful Combination

This strategic opportunity strengthens our franchise by bringing together complementary geographies, business models and capabilities. First Niagara, headquartered in Buffalo, New York, has $39 billion in assets, $29 billion in deposits and 394 banking offices. Joining forces with First Niagara will make KeyBank a leading bank in the Upstate New York communities of Albany, Buffalo, Rochester and Syracuse. It will also introduce KeyBank to clients in Hartford and New Haven, as well as Pittsburgh and Philadelphia.

Together, We Keep the Client at the Center of All We Do

Key is uniquely positioned to unlock the value of the expanded franchise. KeyBank and First Niagara will combine to drive significant revenue by delivering a broader suite of products to new and existing clients. KeyBank offers commercial payments, capital markets, commercial mortgage, wealth, and investment management. And First Niagara offers residential mortgage, indirect auto lending, retail, and commercial insurance brokerage. The combined bank will deliver the broader product set to 3 million clients in high density markets and across an attractive geographic footprint.

Together We Will Reward Our Shareholders

This opportunity leverages complementary capabilities and business mix to drive meaningful synergies and enhance shareholder value. KeyCorp will maintain its strong capital position, enabling the company to continue to return capital to shareholders. And shareholders of both companies will also benefit from annual cost savings in excess of $400 million. The efficiencies will be achieved through maximizing technology infrastructure, procurement savings across the combined organization, and branch optimization.

Together, We Help Our Clients and Communities Thrive

KeyCorp and First Niagara share long-standing and rich traditions of philanthropy and community service. Combined, the two companies have nearly $5 billion in lending and investments supporting underserved individuals and communities. Additionally KeyBank Foundation and First Niagara Foundation collectively contribute nearly $30 million annually to important community initiatives.

Questions from shareholders or investors should be directed to Investor Relations, 216.689.4221. News media inquiries should be directed to Jack Sparks, External Communications, 720.904.4554.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara’s website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp’s and First Niagara’s Investor Relations websites, as well as on their respective Facebook pages and through their Twitter accounts and LinkedIn accounts.

KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding KeyCorp’s directors and executive officers is contained in KeyCorp’s Proxy Statement on Schedule 14A, dated April 7, 2015, which is filed with the SEC. Information regarding First Niagara’s directors and executive officers is contained in First Niagara’s Proxy Statement on Schedule 14A, dated March 23, 2015, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, KeyCorp’s and First Niagara’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in KeyCorp’s and First Niagara’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.